JPMorgan Funds - Undiscovered Managers Funds
Rule 10f-3 Transactions
For the period from March 1, 2014 to August 31, 2014

The following securities were purchased pursuant to Rule 10f-3 and all requirements of the Rule 10f-3 Procedures of the Funds:

Fund JPMorgan Realty Income Fund
Trade Date 6/26/14
Issuer Brixmor Property Group Inc. (BRX) Secondary
Cusip 11120U10
Bonds 408,000
Offering Price $22.50
Spread $0.73
Cost $9,180,000
Dealer Executing Trade Wells Fargo Securities
% of Offering  purchased by firm 7.40%
Syndicate Members BofA Merrill Lynch / Citigroup / J.P. Morgan / Wells Fargo Securities / Barclays /
Deutsche Bank Securities / RBC Capital Markets / UBS Investment Bank / PNC Capital Markets LLC / Mitsubishi UFJ Securities /
SunTrust Robinson Humphrey / Baird / Piper Jaffray / KeyBanc Capital Markets / Telsey Advisory Group